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                                                     EXHIBIT 20


SOUTHERN CALIFORNIA EDISON COMPANY
An EDISON INTERNATIONAL Company


FOR IMMEDIATE RELEASE

                                         Contact:  Cathy Sedlik
                                                 (626) 302-2255
                World Wide Web Address:  http://www.edisonx.com

                   Rate Reduction Bonds Sold

   ROSEMEAD, Calif., Dec. 11, 1997 -- Southern California Edison announced today the sale of $2.463 billion of rate reduction bonds.

   The bonds, which were issued by a special purpose trust created by the California Infrastructure and Economic Development Bank on behalf of Edison, were rated Triple-A by all four major bond-rating services.

   The bonds were divided into seven classes, with maturities ranging from one to 10 years. In aggregate, the bonds carry a five-year average life and a weighted average yield of 6.38 percent.

   The bonds were sold in accordance with state law to provide a 10% rate reduction for residential and small commercial customers of California's investor-owned utilities, effective Jan. 1, 1998. This rate reduction will remain in effect for approximately four years. The bonds will save Edison customers $486 million in net present value terms.

   "The rate-reduction bonds offer the most effective and equitable way to lower" customer rates and facilitate the transition to a competitive marketplace," said Ted Craver, Edison's vice president and treasurer.

   The bonds are among the $7.4 billion in bonds approved by the California Infrastructure and Economic Development Bank and the California Public Utilities Commission for sale by California's three investor-owned utilities.

   The lead underwriter was Salomon Smith Barney, with Lehman Brothers as program manager.

                            #  #  #

   Southern California Edison is one of six Edison International companies. It is the nation's second largest investor-owned electric utility, serving more than 11 million people in a 50,000-square-mile area within central, coastal and southern California. The other related companies are Edison Mission Energy, Edison Capital, Edison Source, Edison EV (Electric Vehicles), and Edison Select.